Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of L3Harris Technologies, Inc. for the registration of debt securities, shares of preferred stock, shares of common stock, fractional interests in shares of preferred stock represented by depositary shares and stock or debt warrants and to the incorporation by reference therein of our reports dated August 22, 2019, with respect to the consolidated financial statements and schedule of L3Harris Technologies, Inc., and the effectiveness of internal control over financial reporting of L3Harris Technologies, Inc., included in its Annual Report (Form 10-K) for the year ended June 28, 2019, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Orlando, Florida
September 18, 2019